UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated May 21, 2013.	2

Grifols, S.A.
Parc Empresarial Can Sant Joan
Av. de la Generalitat,152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA
Tel. +34 935 710 500
www.grifols.com

RELEVANT EVENT

Grifols, S.A. (“Grifols”) has announced signing of an Exclusive Worldwide License Agreement with Aradigm Corporation (“Aradigm”) to develop and commercialize PulmaquinTM.

Pulmaquin and Lipoquin TM are formulations of inhaled ciprofloxacin for the treatment of severe respiratory disease, including non-cystic fibrosis bronchiectasis. Aradigm has completed Phase 2b clinical trials with Pulmaquin and LipoquinTM in bronchiectasis patients.

Aradigm has been granted Orphan Drug designation for Liposomal ciprofloxacin for cystic fibrosis in the US and the EU, and for the combination of Liposomal ciprofloxacin and free ciprofloxacin for bronchiectasis in the US.

Grifols and Aradigm have agreed to advance the formulations of PulmaquinTM and LipoquinTM into phase III clinical trials in bronchiectasis.

Grifols will be responsible for the development and clinical expenses for the bronchiectasis application up to a maximum of $65M. Aradigm will be entitled to receive from Grifols cash payments up to $25M upon achievement of development milestones. Grifols will be responsible for all commercialization activities and will pay Aradigm royalties on worldwide sales of products.

Additionally, Grifols, subject to the fulfillment of certain conditions, will subscribe a capital increase for an amount of $25.7M without payment of any share premium. The total amount of the increase in share capital will be of $40.7M; as a result Grifols will hold 35% of Aradigm’s common stock. It is anticipated that the closing will take place during the second half of 2013. Grifols will be entitled to designate two directors to serve on the Aradigm’s Board of Directors.

PulmaquinTM will complement Grifols’ existing pulmonary business activity.

Aradigm’s headquarters are based in Hayward, California, and its shares trade in the Nasdaq OTC BB market.

Pulmaquin is forecasted to achieve annual sales approximating $300M, by the third full year of commercialization.

In Barcelona, on this 20th day of May, 2013

Raimon Grifols Roura
Secretary to the Board of Directors

Grifols, S.A. - Jesús y Maria, 6 - 08022 Barcelona - ESPAÑA - N.I.F. A-58389123 - Reg. Mer. Barcelona, Tomo 8620, Libro Sdes. 7864, Sección 2.a, Folio 119, Hoja 100.509, Inscrip. 1.a

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: May 21, 2013

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